KIRKLAND LAKE GOLD REPORTS RECORD EARNINGS AND FREE CASH FLOW IN Q1 2019, INCREASES DIVIDEND BY 34%

Toronto, Ontario - May 7, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the first quarter (“Q1 2019”), which included a significant increase in the Company’s cash position, driven by strong operating results and record quarterly net earnings and free cash flow. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts are in U.S. dollars, unless otherwise noted.

Key highlights of Q1 2019 results include:

•	Cash increases $83.9 million or 25%: Cash at March 31, 2019 totalled $416.1 million, increase of $83.9 million or 25% during Q1 2019

•	Operating cash flow increases 95% from Q1 2018: Net cash provided by operating activities of $174.4 million compared to $89.6 million in Q1 2018 and $204.1 million the previous quarter

•	Record free cash flow[1]: Free cash flow of $93.1 million, 85% increase from Q1 2018 and 8% higher than Q4 2018

•
Revenue growth of 54%: Revenue of $304.9 million, 54% increase from Q1 2018 and 9% higher than Q4 2018; record gold sales of 232,929, 58% higher than Q1 2019 and 3% increase from previous quarter (average realized price of $1,307/oz versus $1,333/oz in Q1 2018 and $1,237/oz in Q4 2018)

•	Record EBITDA[1,2]: EBITDA of $201.6 million, 101% increase from Q1 2018 and 7% higher than previous quarter

•
Record net earnings: Net earnings of $110.1 million ($0.52/share) increased 120% from Q1 2018, with adjusted net earnings2 of $112.1 million ($0.53/share) increasing 114% from Q1 2018; Q1 2019 net earnings and adjusted net earnings compared to Q4 2018 net earnings and adjusted net earnings of $106.5 million ($0.51/share) and $109.6 million ($0.52/share)

•	Record operating results

◦	Production of 231,879 ounces, 57% increase from 147,644 ounces in Q1 2018 and slightly higher previous quarterly record of 231,217 ounces in Q4 2018

◦	Production costs of $70.0 million versus $71.5 million in Q1 2018 and $64.6 million in Q4 2018

◦	Operating cash costs per ounce sold[1] averaged $290, 35% improvement from Q1 2018 and largely unchanged from $286 in Q4 2018

◦	AISC per ounce sold[1] averaged $560, 33% better than Q1 2018 and 1% improvement from Q4 2018

•
Strong growth in Mineral Reserves: Consolidated Mineral Reserved increased 1.1 million ounces or 24% to 5,750,000 ounces @ 15.8 grams per tonne at December 31, 2018 versus 4,640,000 ounces @ 11.1 grams per tonne at December 31, 2017 (announced February 21, 2019)

◦	Fosterville Mineral Reserves increase 60% to 2,720,000 ounces @ 31.0 grams per tonne at December 31, 2018

◦	Macassa Mineral Reserves increase 11% to 2,250,000 ounces @ 21.9 g/t at December 31, 2018

•
Quarterly dividend raised 34%: The Company announced on May 7, 2019 that the Q2 2019 dividend payment will total $0.04 in US funds (formerly $0.04 in Canadian funds) and will be paid on July 12, 2019 to shareholders of record on June 28, 2019. The change in the quarterly dividend to US funds represents an increase in value of approximately 34% based on current exchange rates.

(1)	See “Non-IFRS Measures” later in this press release and on page 23 - 28 of the MD&A for the three months ended March 31, 2019.

(2)	Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

In addition to releasing Q1 2019 results, Kirkland Lake Gold today announced the appointment of Jeff Parr as the Chair of the Company’s board of directors effective immediately following the Company’s annual and special meeting on May 7, 2019. Mr. Parr has been a director of the Company since November 2016 and was previously a director of Kirkland Lake Gold Inc. from October 2014.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We are off to a strong start in 2019, with record gold production and sales and very low unit costs in Q1 2019. Macassa had an outstanding quarter, achieving record production, operating cash costs per ounce and AISC per ounce. The mine’s strong results were mainly related to continued grade outperformance from stopes around the 5700 Level of the South Mine Complex. Given that we will be mining in this general area for the balance of the year, we are optimistic that we will continue to see very strong results from Macassa. At Fosterville, we continued to develop on, and increase production from, the Swan Zone in Q1 2019, with stope production advancing on multiple levels. As we develop deeper into the zone, we are targeting higher levels of production from Swan, particularly in the second half of the year, which is expected to drive higher levels of consolidated production in the third and fourth quarter. Based on the strong results at Macassa and Fosterville in Q1 2019 and the outlook for the remainder of the year, we have raised the lower end of our consolidated production guidance for the year, and now expect to produce at least 950,000 ounces, and improved our operating cash cost per ounce sold guidance, which we are now targeting at $285 - $305.

“Turning to our financial results, we achieved record net earnings and free cash flow in Q1 2019. Our cash position grew 25% in one quarter, ending March at $416.1 million. Our operating earnings were very strong and our net earnings beat the previous record in Q4 2018 even though we had unfavourable foreign exchange movements this quarter as well as a higher effective tax rate. Looking ahead, with production and sales levels expected to increase in the second half of the year, we are well positioned for increased levels of profitability and cash flow going forward, assuming existing business plans and gold prices.”

Review of Financial and Operating Performance

Table 1. Financial Highlights

(in thousands of dollars, except per share amounts)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Revenue	$304,912	$198,237
Production costs	70,040	71,483
Earnings before income taxes	159,589	71,888
Net earnings	$110,146	$50,037
Basic earnings per share	$0.52	$0.24
Diluted earnings per share	$0.52	$0.23
Cash flow from operating activities	$174,364	$89,637
Cash investment on mine development and PE	$81,314	$39,428

Table 2. Operating Highlights

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Tonnes milled	418,960	417,356
Grade (g/t Au)	17.6	11.5
Recovery (%)	97.9%	96.3%
Gold produced (oz)	231,879	147,644
Gold Sold (oz)	232,929	147,763
Average realized price ($/oz sold)(1)	$1,307	$1,333
Operating cash costs per ounce ($/oz sold)(1)	$290	$447
AISC ($/oz sold)(1)	$560	$833
Adjusted net earnings(1)	$112,132	$52,337
Adjusted net earnings per share(1)	$0.53	$0.25

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 23-28 of this MD&A

Revenue

Revenue in Q1 2019 totaled $304.9 million, an increase of $106.7 million or 54% from Q1 2018 revenue of $198.2 million. The increase in revenue from Q1 2018 reflected a 58% increase in gold sales, to a quarterly record of 232,929 ounces, which had a $113.5 million favourable impact on revenue compared to the same period in 2018. Partially offsetting the impact of higher volumes was a $6.1 million unfavourable variance related to a 2% reduction in the average realized gold price, to $1,307 per ounce from $1,333 per ounce in Q1 2018. The increase in gold sales was largely attributable to Fosterville, where ounces sold more than doubled, to 132,048 ounces from 61,500 ounces in Q1 2018. Also contributing to higher volumes was a 26% increase in sales at Macassa, to 67,305 ounces from 53,363 ounces a year earlier. Increased production levels, largely reflecting improved average grades, mainly accounted for the higher sales volumes at both Fosterville and Macassa.

Q1 2019 revenue increased $24.6 million or 9% from Q4 2018 revenue of $280.3 million. Of the increase, $16.3 million related to a 6% increase in the average realized price from $1,237 per ounce the previous quarter to $1,307 per ounce in Q1 2019. A 3% increase in gold sales from 225,692 ounces in Q4 2018 contributed $8.9 million to the growth in revenue quarter over quarter. The growth in gold sales reflected a 11% increase in sales at Fosterville from the 118,955 ounces sold the previous quarter, which more than offset reduced gold sales from Macassa and Taylor in Q1 2019.

Earnings from Mine Operations

Earnings from mine operations in Q1 2019 totaled $185.3 million, double the $92.8 million of earnings from mine operations in Q1 2018 and 8% higher than $170.8 million the previous quarter. The increase from both prior periods resulted from higher levels of revenue in Q1 2019. Production costs in Q1 2019 totaled $70.0 million, which compared to $71.5 million in Q1 2018 and $64.6 million in Q4 2018. The increase in production costs compared to the previous quarter is primarily due to higher sales volumes in Q1 2019. Depletion and depreciation costs in Q1 2019 totaled $41.3 million, which compared to $27.9 million in Q1 2018 and $37.3 million the previous quarter. The increase from the same period in 2018 reflected significant growth in production volumes, which was only partially offset by a small reduction in depletion and depreciation expense on a per ounce produced basis resulting from an increase in the level of Mineral Reserves at the Company’s operations following the release of the Company’s December 31, 2018 Mineral Reserve and Mineral Resource estimates on February 21, 2019. Royalty expense in Q1 2019 totaled $8.3 million compared to $6.0 million in Q1 2018 and $7.6 million the previous quarter. Higher sales volumes mainly accounted for the increase in royalty expense compared to both prior periods.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $290, a $157 per ounce or 35% improvement from Q1 2018 mainly resulting from a 53% improvement in the average consolidated grade to 17.6 g/t from 11.5 g/t for the same period a year ago. Operating cash costs at Fosterville averaged $144 per ounce sold, a 50% improvement from $287 per ounces sold in Q1 2018. Macassa’s operating cash costs per ounce sold averaged $332 in Q1 2019, 33% better than $499 during the prior year’s first quarter. Average grades at Fosterville and Macassa improved 73% and 49%, respectively, from Q1 2018, to 29.0 g/t and 29.6 g/t, respectively in Q1 2019. AISC per ounce sold averaged $560 in Q1 2019, $273 or 33% better than Q1 2018. The improvement mainly reflected lower operating cash costs per ounce sold, as well as a reduction in sustaining capital expenditures on a per ounce sold basis. Sustaining capital expenditures totaled $42.0 million, unchanged from Q1 2018. On a per ounce sold basis, sustaining capital expenditures averaged $180 in Q1 2019 versus $285 for the same period a year ago. Fosterville and Macassa were the key driver of the improvement in AISC per ounce sold. AISC per ounce sold at Fosterville averaged $315, 45% better than $576 in Q1 2018, while Macassa’s AISC per ounce sold in Q1 2019 averaged $602, a 26% improvement from $818 in Q1 2018.

Compared to the previous quarter, operating cash costs per ounce sold were largely unchanged from $286 in Q4 2018, while AISC per ounce sold improved 1% from $567. The improvement in AISC per ounce sold from Q4 2018 reflected lower sustaining capital expenditures compared to Q4 2018, both in total dollars and on an ounce sold basis. Sustaining capital expenditures in Q4 2018 totaled $46.4 million or $206 per ounce sold versus $42.0 million or $180 per ounce sold in Q1 2019.

Additional Expenses

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $8.7 million compared to $6.9 million in Q1 2018 and $8.0 million the previous quarter. The increase from the previous year was mainly due to higher incentive compensation payments, as well as increased professional and consulting fees. Share based payment expense in Q1 2019 totaled $3.4 million versus $1.8 million for the same period in 2018 and $1.3 million in Q4 2018, with the increase from both prior periods largely related to share-price appreciation, resulting in greater mark-to-market values for the Company’s outstanding deferred-share units.

Exploration and evaluation expenditures (expensed) in Q1 2019 totaled $12.0 million compared to $16.7 million in Q1 2018 and $13.8 million the previous quarter. Exploration and evaluation expenditures in Q1 2019 included $9.5 million in Australia ($6.6 million at Fosterville and $2.8 million in the Northern Territory), and $2.5 million in Canada, approximately half of which related to exploration drilling and development at Macassa, with the other half at Taylor.

Other loss in Q1 2019 totaled $2.1 million, which compared to other income of $5.4 million in Q1 2018. Other loss in Q1 2019 resulted from an unrealized and realized foreign exchange loss of $2.1 million. The unrealized and realized foreign exchange loss in Q1 2019 resulted from the Australian and Canadian dollars strengthening against the US dollar during the quarter. Other income in Q1 2018 mainly related to unrealized and realized foreign exchange gains of $3.9 million, reflecting the weakening of the Australian and Canadian dollars against the US dollar, and a $2.3 million mark-to-market gain on fair valuing the Company's warrants. Other income in Q4 2018 totaled $1.2 million, which largely resulted from an unrealized and realized foreign exchange gain of $5.9 million, partially offset by a $3.5 million marked-to-market loss on fair valuing the Company’s warrants.

Finance costs in Q1 2019 totaled $0.7 million, mainly reflecting interest expense on financial leases and other loans. Finance costs totaled $0.7 million in Q1 2018 and $1.1 million the previous quarter.

Finance income, mainly related to interest income on bank deposits, totaled $1.4 million in Q1 2019 versus $0.7 million for the same period in 2018 and $3.1 million in Q4 2018.

Income tax expense in Q1 2019 included current income tax expense of $40.9 million and deferred income tax expense of $8.5 million. In Q1 2018, current income tax expense totaled $3.5 million, while deferred tax expense totaled $18.3 million. The deferred tax expense in Q1 2018 resulted from the utilization of $12.4 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense. Income tax expense in Q4 2018 included current income tax expense of $17.1 million and deferred income tax expense of $25.7 million. The Company’s effective tax rate in Q1 2019 was 31.0%, which compared to 30.4% in Q1 2018 and 28.7% the previous quarter. The Q4 2018 effective tax rate was lower than either Q1 2019 or Q1 2018 largely due to income tax benefits related to corporate reorganizations involving the Company’s Australian operations that were completed in the final quarter of 2018.

Net earnings in Q1 2019 total $110.1 million or $0.52 per basic share

Net earnings in Q1 2019 totaled $110.1 million ($0.52 per basic share), an increase of $60.1 million or 120% from $50.0 million ($0.24 per basic share) in Q1 2018. The $60.1 million increase in net earnings from Q1 2018 largely reflected a 54% increase in revenue and improved unit costs compared to the same period in 2018. Partially offsetting these factors were increased exploration expenditures, higher depletion and depreciation costs, increased corporate G&A and royalty expenses, as well as the impact of an other loss of $2.1 million versus other income of $5.4 million in Q1 2018, with the difference mainly reflecting changes in foreign exchange rates. Q1 2019 net earnings compared to net earnings of $106.5 million ($0.51 per basic share) in Q4 2018 as an 8% increase in earnings from mine operations, reflecting higher revenue, was more than offset by the impact of higher corporate G&A costs, an increase in the effective income tax rate, as well as the impact of the $2.1 million other loss in Q1 2019 versus other income of $1.2 million in Q4 2018.

Adjusted net earnings (Non-IFRS) in Q1 2019 total $112.1 million or $0.53 per basic share

The Company's adjusted net earnings in Q1 2019 totaled $112.1 million ($0.53 per basic share), compared to $52.3 million ($0.25 per basic share) in Q1 2018 and $109.6 million ($0.52 per basic share) in Q4 2018. The difference between adjusted net earnings and net earnings in Q1 2019 mainly related to the exclusion from adjusted net earnings of $2.3 million ($1.6 million after income tax) of certain purchase price allocation adjustments, as well as $0.4 million ($0.3 million after income tax) of severance costs. The difference between net earnings and adjusted net earnings in Q1 2018 related to the exclusion from adjusted net earnings of $5.4 million ($3.8 million after income tax) of certain purchase price allocation adjustments, as well as a $1.7 million ($1.5 million after income tax) of mark-to-market gains on the fair valuing of the Company’s warrants. The difference between adjusted net earnings and net earnings in Q4 2018 related to the fair valuing of the Company's warrants, with a $3.5 million ($3.1 million after income tax) mark-to-market loss being excluded from adjusted net earnings for the quarter.

Q1 2019 net cash provided by operating activities of $174.4 million, free cash flow (Non-IFRS) totals $93.1 million

Cash totaled $416.1 million at March 31, 2019, an increase of $83.9 million or 25% from $332.2 million at December 31, 2018. The increase in cash during Q1 2019 mainly reflected the $174.4 million of net cash from operating activities for the quarter less $86.0 million used for investing activities and $8.3 million used for financing activities. Net cash from operating activities in Q1 2019 compared to net cash from operating activities of $89.6 million and $204.1 million in Q1 2018 and Q4 2018, respectively. The change from the previous quarter mainly reflected the impact of changes in non-cash working capital, and a higher level of cash income taxes paid in Q1 2019. Among the main uses of cash during Q1 2019 was $86.0 million of net cash used for investing activities, mainly related to capital expenditures in support of both current operations and the continued advancement of the Company’s growth projects. The $86.0 million of net cash used for investing activities in Q1 2019 compared to net cash used for investing activities of $38.7 million for the same period in 2018 and $112.6 million the previous quarter. The change from Q4 2018 reflected reduced cash invested in additions to mineral properties and property, plant and equipment compared to the previous quarter largely reflecting the timing of payments related to the Company’s growth projects. Net cash used for financing activities in Q1 2019 totaled $8.3 million, including $6.3 million for dividend payments and $3.7 million for payment of finance lease obligations, partially offset by $1.0 million of interest received during the quarter. Net cash used in financing activities in Q1 2018 totaled $6.3 million, while net cash used in financing activities for the previous quarter totaled $5.0 million. The increase from both prior periods largely reflected increased dividend payments, with the Company increasing the quarterly dividend to C$0.04 per share effective the Q4 2018 dividend payment, which was paid early in Q1 2019. The increase in the quarterly dividend for the Q4 2018 payment was the third increase to the quarterly dividend since the Company’s dividend policy was introduced in March 2017.

Free cash flow in Q1 2019 totaled $93.1 million, an increase of $42.8 million or 85% from $50.2 million in Q1 2018. The change in free cash flow from the previous year’s first quarter mainly resulted from the 95% increase in net cash from operating activities in Q1 2019, to $174.4 million. Partially offsetting the impact of significant growth in net cash from operating activities were $40.5 million of cash used for mineral property additions, 34% higher than $30.2 million in Q1 2018, and $38.7 million of cash used for additions to property, plant and equipment, which compared to $9.2 million in Q1 2018. The Company also had additions to other long-term assets in Q1 2019 of $2.1 million versus nil for the same period a year earlier. Free cash flow in Q1 2019 compared to free cash flow of $86.4 million the previous quarter. Free cash flow in Q4 2018 resulted from net cash provided by operating activities of $204.1 million, less cash used for mineral property additions of $59.9 million, additions to property, plant and equipment of $52.6 million and additions to other long-term assets of $5.2 million.

Table 3. Review of Financial Performance

The following discussion provides key summarized consolidated financial and operating information for the three months ended March 31, 2019 and 2018.

(in thousands except per share amounts)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

Revenue	$304,912	$198,237

Production costs	(70,040)	(71,483)
Royalty expense	(8,284)	(6,018)
Depletion and depreciation	(41,300)	(27,948)
Earnings from mine operations	185,288	92,788

Expenses
General and administrative(1)	(12,099)	(8,760)
Exploration and evaluation	(12,022)	(16,703)
Care and maintenance	(196)	(809)
Earnings from operations	160,971	66,516

Finance and other items
Other income (loss), net	(2,117)	5,364
Finance income	1,438	718
Finance costs	(703)	(710)

Earnings before taxes	159,589	71,888
Current income tax expense	(40,921)	(3,530)
Deferred tax expense	(8,522)	(18,321)

Net earnings	$110,146	$50,037

Basic earnings per share	$0.52	$0.24
Diluted earnings per share	$0.52	$0.23

(1)
General and administrative expense for Q1 2019 include general and administrative expenses of $8.7 million ($6.9 million in Q1 2018), and share based payment expense of $3.4 million ($1.8 million in Q1 2018).

Full-Year 2019 Guidance

On December 11, 2018, Kirkland Lake Gold released full-year guidance for 2019 (see News Release dated December 11, 2018). Compared to the Company’s full-year 2018 results, the Company’s 2019 guidance included strong production growth, improved unit costs and a continued strong commitment to exploration and growth. On February 21, 2019, the Company increased its production guidance for 2019, on a consolidated basis, as well as for the Fosterville mine. Consolidated production guidance was increased to 920,000 - 1,000,000 ounces from 740,000 - 800,000 ounces, previously, while Fosterville’s production guidance was increased to 550,000 - 610,000 ounces from 390,000 - 400,000 ounces previously. The increase in production guidance at Fosterville resulted from revisions to the mine plan to provide access to high-grade stopes in the Swan Zone earlier than previously expected, as well as the impact of incorporating the December 31, 2018 Mineral Reserve into the life of mine. The December 31, 2018 Mineral Reserve estimate includes 2,720,000 ounces at an average grade of 31.0 grams per tonne, with the average grade being 34% higher than the previous Mineral Reserve grade for the mine. In addition, the Company announced a resumption of operations at the Holloway mine, which is expected to add approximately 20,000 ounces of production in 2019.

A number of other components of the Company’s full-year 2019 guidance were revised as a result of the increase in target production. Operating cash costs per ounce sold guidance for 2019 was improved to $300 - 320 from $360 - $380 previously. Fosterville’s operating cash costs per ounce sold guidance were revised to $170 - $190 from $200 -

$220 in the December 11, 2018 guidance. New full-year 2019 guidance for operating cash costs per ounce sold at Holloway was introduced at $760 - $780 as a result of the restart of operations at the mine. Full-year 2019 operating cash costs on a consolidated basis was revised to $290 - $300 million from $270 - $280 to reflect the addition of close to $20 million of operating cash costs related to production at the Holloway mine. AISC per ounce sold guidance for full-year 2019 was also improved, to $520 - $560 compared to $630 - $680 in the initial guidance released on December 11, 2018. The significant improvement in AISC per ounce guidance mainly reflected the increase in target consolidated production at Fosterville.

Effective Q1 2019, the Company revised its reporting segments to report the Holt Complex as one reporting segment. As a result, production, costs and expenditures for the Holt, Holloway and Taylor mines, all of which utilize the Holt Mill for processing, are combined into one segment. Previously, production, costs and expenditures from these mines were reported separately, with processing costs allocated based on the proportion of production coming from each mine in each reporting period.

Table 4. 2019 Guidance (as at February 21, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	230 - 240	140 - 150	550 - 610	920 - 1,000
Operating cash costs/ounce sold ($/oz) (2)	440 - 460	660 - 680	170 - 190	$300 - $320
AISC/ounce sold ($/oz) (2)				$520 - $560
Operating cash costs (2)				$290 - $300
Royalty costs				$25 - $30
Sustaining and growth capital(2)				$150 - $170
Growth capital(2)(3)				$155 - $165
Exploration and evaluation				$100 - $120
Corporate G&A(4)				$26 - $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 23 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.39.

(3)
Growth capital expenditure guidance as at February 21, 2019 included planned expenditures for the Northern Territory and Holloway Mine during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditures guidance as at February 21, 2019 excluded $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Table 5. Q1 2019 Results

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	72,776	30,658	128,445	231,879
Operating cash costs/ounce sold ($/oz)(1)	$332	$780	$144	$290
AISC/ounce sold ($/oz)(1)				$560
Operating cash costs (1)				$67.7
Royalty costs				$8.3
Sustaining capital(1)				$42.0
Growth capital (excluding capitalized exploration)(1)				$50.1
Exploration (including capitalized exploration)				$17.6
Corporate G&A expense(3)				$8.7

(1)
See “Non-IFRS Measures” set out starting on page 23 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.40.

(2)	Production, cost and expenditure results in Q1 2019 include results for the Holloway Mine, which resumed operations during the quarter, as one of three mines included in the Holt Complex.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

▪
Gold production in Q1 2019 totaled 231,879 ounces, a 57% increase from Q1 2018 driven by record production at both Macassa and Fosterville. The Company ended Q1 2019 well positioned to achieve its improved full-year 2019 production guidance of 920,000 - 1,000,000 ounces of gold, with production at Fosterville expected to be weighted to the second half of 2019 as development advances to depth into the high-grade Swan Zone.

▪
Production costs for Q1 2019 totaled $70.0 million. Operating cash costs for the quarter of $67.7 million, in line with target levels. Quarterly operating cash costs are expected to be higher at Fosterville as production increases in the second half of the year. Operating cash costs will also increase at Holloway as production ramps up over the balance of 2019.

▪
Operating cash costs per ounce sold for Q1 2019 averaged $290, better than the Company’s full-year 2019 guidance of $300 - $320. The outperformance on consolidated operating cash costs per ounce sold was driven by Macassa and Fosterville, where operating cash costs per ounce sold were below their respective full-year 2019 guidance ranges. At Macassa, operating cash costs averaged $332 per ounce sold in Q1 2019 versus full-year guidance of $440 - $460, reflecting significantly higher than expected grades during the first quarter. Operating cash costs per ounce sold at Fosterville averaged $144 compared to full-year 2019 guidance of $170 - $190. Average operating cash costs per ounce sold at the Holt Complex exceeded full-year guidance levels, with improvement being targeted over the balance of 2019 at all three of the Holt Complex mines. In particular, operating cash costs per ounce sold at Holloway, which averaged $2,484 in Q1 2019 based on sales of 1,267 ounces, are expected to improve as the mine ramps up production, with a total of approximately 20,000 ounces expected to be produced for full-year 2019.

▪
AISC per ounce sold in Q1 2019 averaged $560, in line with full-year 2019 guidance of $520 - $560. AISC per ounce sold is expected to improve as quarterly production increases at Fosterville during the second half of the 2019.

▪	Royalty costs in Q1 2019 totaled $8.3 million. The Company continues to target total royalty expense for full-year 2019 of $25 - $30 million.

▪	Sustaining capital expenditures in Q1 2019 totaled $42.0 million, in line with full-year 2019 guidance of $150 - $170 million.

▪
Growth capital expenditures totalled $50.1 million in Q1 2019 (excluding capitalized exploration expenditures), which compared to full-year 2019 guidance of $155 - $165 million. Of total growth capital expenditures in Q1 2019, Macassa accounted for $26.1 million, with approximately $22.3 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. Fosterville accounted for

$11.7 million of growth capital expenditures in Q1 2019, mainly related to the mine’s three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant. $10.3 million of growth capital expenditures in Q1 2019 related to the Northern Territory, where advanced exploration work in support of a potential resumption of operations decision continued during the first quarter. The Company’s full-year 2019 guidance for growth capital expenditures assume growth capital expenditures for the Northern Territory for only the first half of the year.

▪
Exploration expenditures in Q1 2019 totaled $17.6 million (including capitalized exploration), which compared to full-year 2019 guidance of $100 - $120 million. Of total exploration expenditures, approximately $14.6 million were in Australia, including $7.9 million at Fosterville and $6.7 million in the Northern Territory. Drilling at Fosterville focused on underground drilling in the Lower Phoenix and Harrier systems, surface drilling at Robbin’s Hill, as well as exploration work at a number of regional targets. In the Northern Territory, exploration expenditures during Q1 2019 focused on infill and extension drilling at the Lantern and Cosmo deposits and the continued evaluation of targets at Union Reefs. In Canada, exploration expenditures in Q1 2019 totaled $3.0 million and mainly focused drilling at Macassa and Taylor in support of growing and converting Mineral Resources as well as identifying new areas of high-grade mineralization.

▪	Corporate G&A expense in Q1 2019 totaled $8.7 million. The Company continues to target total corporate G&A expense for 2019 of $26 - $28 million.

Improvements to Full-Year 2019 Guidance

Following completion of Q1 2019, the Company announced on May 7, 2019 improvements to full-year 2019 guidance. Based on production levels in Q1 2019 and the expectations for production levels over the balance of the year, which includes higher levels of production at Fosterville in the third and fourth quarters of 2019, the Company’s consolidated production guidance is increased to 950,000 - 1,000,000 ounces from the previous target range of 920,000 - 1,000,000 ounces. Consolidated operating cash costs per ounce sold guidance for full-year 2019 is improved to $285 - $305 from $300 - $320.

At the operational level, production and operating cash cost per ounce guidance is improved for both Fosterville and Macassa. At Fosterville, production for full-year 2019 is now targeted at 570,000 - 610,000 versus 550,000 - 610,000 ounces previously, while operating cash cost per ounce sold guidance is improved to $130 - $150 from $170 - $190. At Macassa, production for full-year 2019 in now targeted at 240,000 - 250,000 ounces compared to the previous target of 230,000 - 240,000 ounces. Operating cash cost per ounce sold guidance at Macassa is improved to 400 - 420 from 440 - 460 previously.

Table 7. Full-Year 2019 Guidance (as at May 7, 2019)

($ millions unless otherwise stated)	Macassa	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	240 - 250	140 - 150	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (2)	400 - 420	660 - 680	130 - 150	$285 - $305
AISC/ounce sold ($/oz) (2)				$520 - $560
Operating cash costs (2)				$290 - $300
Royalty costs				$25 - $30
Sustaining and growth capital(2)				$150 - $170
Growth capital(2)(3)				$155 - $165
Exploration and evaluation				$100 - $120
Corporate G&A(4)				$26 - $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 23 of the MD&A for the three months ended March 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.41.

(3)
Growth capital expenditure guidance includes planned expenditures for the Northern Territory during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditure guidance excludes $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Q1 2019 Financial Results and Conference Call Details
A conference call to discuss the Q1 2019 results will be held by senior management on Wednesday, May 8, 2019, at 8:00 am ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.klgold.com.

Date:	WEDNESDAY, May 8, 2019
Conference ID:	6794915
Time:	8:00 am ET
Toll-free number:	(833) 241-7254
International callers:	(647) 689-4218
Qualified Persons
Henry Heidrich, P.Eng., Director, Technical Services and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 920,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.
The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold
AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.
The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.
Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.
The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2018 Annual Information Form and the Company’s MD&A for the period ended December 31, 2018 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation, water treatment and paste fill plant project at the Fosterville Mine; permitting; exploration and mining licences; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2018 and 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.
In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com